Exhibit 12(b)

XEROX CORPORATION

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock and our Series C mandatory convertible preferred stock. The Series B dividends are tax deductible and, as such, are equivalent to the pre-tax earnings required to cover such dividends. The Series B convertible preferred stock was redeemed and converted to common stock as of May 27, 2004 and, as such, there will be no future dividends beyond such date.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2005	2004	2005	2004
Fixed charges:
Interest expense	$136	$176	$428	$530
Portion of rental expense which represents interest factor	19	20	56	64

Total Fixed charges	$155	$196	$484	$594

Earnings available for fixed charges:
Earnings	$100	$225	$563	$756
Adjusted for: Undistributed equity income of unconsolidated affiliates	(22)	(59)	(55)	(93)
Add: Fixed charges before preferred stock dividends	155	196	484	594

Total Earnings available for fixed charges	$233	$362	$992	$1,257

Ratio of earnings to fixed charges	1.50	1.85	2.05	2.12

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
	(in millions)
Fixed charges:
Interest expense	$136	$176	$428	$530
Portion of rental expense which represents interest factor	19	20	56	64

Total Fixed charges before preferred stock dividends pre-tax income requirement	$155	$196	$484	$594
Preferred stock dividends pre-tax income requirements	23	24	69	87

Total Combined fixed charges and preferred stock dividends	$178	$220	$553	$681

Earnings available for fixed charges:
Earnings	$100	$225	$563	$756
Adjusted for: Undistributed equity in income of unconsolidated affiliates	(22)	(59)	(55)	(93)
Add: Fixed charges before preferred stock dividends	155	196	484	594

Total Earnings available for fixed charges	$233	$362	$992	$1,257

Ratio of earnings to combined fixed charges and preferred stock dividends	1.31	1.65	1.79	1.85